UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

June 29, 2021

Date of Report (date of earliest event reported)

salesforce.com, inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-32224	94-3320693
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Salesforce Tower

415 Mission Street, 3rd Fl.

San Francisco, CA 94105

(Address of principal executive offices)

Registrant’s telephone number, including area code: (415) 901-7000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	CRM	New York Stock Exchange, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On June 29, 2021, salesforce.com, inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc., BofA Securities, Inc. and J.P. Morgan Securities LLC (the “Representatives”), on behalf of the several Underwriters listed in Schedule A thereto (the “Underwriters”), pursuant to which the Company agreed to issue and sell to the Underwriters $1,000,000,000 aggregate principal amount of 0.625% Senior Notes due 2024 (the “2024 Notes”), $1,000,000,000 aggregate principal amount of 1.500% Senior Notes due 2028 (the “Sustainability Notes”), $1,500,000,000 aggregate principal amount of 1.950% Senior Notes due 2031 (the “2031 Notes”), $1,250,000,000 aggregate principal amount of 2.700% Senior Notes due 2041 (the “2041 Notes”), $2,000,000,000 aggregate principal amount of 2.900% Senior Notes due 2051 (the “2051 Notes”) and $1,250,000,000 aggregate principal amount of 3.050% Senior Notes due 2061 (the “2061 Notes” and, together with the 2024 Notes, the 2031 Notes, the 2041 Notes and the 2051 Notes, the “Mandatorily Redeemable Notes”) in a registered public offering (the “Offering”). The Offering is expected to close on July 12, 2021, subject to customary closing conditions.

The Offering is being made pursuant to the Company’s Registration Statement on Form S-3 (Registration No. 333-251123), including a preliminary prospectus supplement dated June 29, 2021 to the prospectus contained therein dated December 4, 2020, filed by the Company with the Securities and Exchange Commission (the “SEC”), pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”), and a free writing prospectus dated June 29, 2021, filed by the Company with the SEC, pursuant to Rule 433 under the Securities Act.

On December 1, 2020, the Company entered into an Agreement and Plan of Merger (as amended, supplemented, restated or modified from time to time, the “Merger Agreement”) by and among the Company, Skyline Strategies I Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Skyline Strategies II LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, and Slack Technologies, Inc., a Delaware corporation (“Slack”). The acquisition of Slack by the Company pursuant to the Merger Agreement is referred to in this Form 8-K as the “proposed transaction.” The Company intends (i) to use the net proceeds of the Offering of the Mandatorily Redeemable Notes to partially fund the cash consideration payable by the Company for the proposed transaction and to pay related fees, costs and expenses and (ii) to use the proceeds of the Sustainability Notes to finance or refinance, in whole or in part, one or more new or existing green or social projects that satisfy certain criteria.

A copy of the Underwriting Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

1.1	Underwriting Agreement, dated June 29, 2021, among the Company, Citigroup Global Markets Inc., BofA Securities, Inc. and J.P. Morgan Securities LLC (acting as Representatives of the several Underwriters named in Schedule A thereto)

104	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Inline XBRL document

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the offering of the notes described herein, the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the offering of the notes described herein and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the proposed transaction on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; the outcome of any legal proceedings related to the proposed transaction; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the proposed transaction. Risks related to the proposed transaction are included in the registration statement on Form S-4 (as amended, the “Registration Statement”) that was filed by Salesforce with the SEC and declared effective by the SEC on January 29, 2021, the prospectus that was filed by Salesforce with the SEC on January 29, 2021 (the “Prospectus”) and the definitive proxy statement that was filed by Slack with the SEC on January 29, 2021 (“the Proxy Statement”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement, Prospectus and Proxy Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in the preliminary prospectus supplement relating to the offering and Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Proposed Transaction and Where to Find It

Salesforce filed with the SEC the Registration Statement and the Prospectus, and Slack filed with the SEC the Proxy Statement. The Registration was declared effective on January 29, 2021 and the Prospectus and the Proxy Statement were first mailed to shareholders of Slack on or about January 29, 2021. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. The information in the Prospectus and Proxy Statement may be changed. This document is not a substitute for the Registration Statement, the Prospectus and the Proxy Statement or any other document that Salesforce or Slack may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the Registration Statement, the Prospectus and the Proxy Statement and all other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce may be obtained free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack may be obtained free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

salesforce.com, inc.

By:	/s/ Amy Weaver
Amy Weaver President and Chief Financial Officer

Dated: June 30, 2021

Exhibit 1.1

SALESFORCE.COM, INC.

(a Delaware corporation)

$1,000,000,000 0.625% Senior Notes due 2024

$1,000,000,000 1.500% Senior Notes due 2028

$1,500,000,000 1.950% Senior Notes due 2031

$1,250,000,000 2.700% Senior Notes due 2041

$2,000,000,000 2.900% Senior Notes due 2051

$1,250,000,000 3.050% Senior Notes due 2061

UNDERWRITING AGREEMENT

Dated: June 29, 2021

SALESFORCE.COM, INC.

(a Delaware corporation)

$1,000,000,000 0.625% Senior Notes due 2024

$1,000,000,000 1.500% Senior Notes due 2028

$1,500,000,000 1.950% Senior Notes due 2031

$1,250,000,000 2.700% Senior Notes due 2041

$2,000,000,000 2.900% Senior Notes due 2051

$1,250,000,000 3.050% Senior Notes due 2061

UNDERWRITING AGREEMENT

June 29, 2021

Citigroup Global Markets Inc.

BofA Securities, Inc.

J.P. Morgan Securities LLC

As Representatives of the several Underwriters named in Schedule A hereto

c/o     Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

c/o     BofA Securities, Inc.

One Bryant Park

New York, New York 10036

c/o     J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Ladies and Gentlemen:

Salesforce.com, inc., a Delaware corporation (the “Company”), proposes to issue and sell to the several underwriters named in Schedule A (the “Underwriters”), acting severally and not jointly, the respective principal amounts set forth in such Schedule A of the Company’s 0.625% Senior Notes due 2024 (the “2024 Notes”), 1.500% Senior Notes due 2028 (the “2028 Notes”), 1.950% Senior Notes due 2031 (the “2031 Notes”), 2.700% Senior Notes due 2041(the “2041 Notes”), 2.900% Senior Notes due 2051 (the “2051 Notes”) and 3.050% Senior Notes due 2061 (the “2061 Notes” and, together with the 2024 Notes, the 2028 Notes, the 2031 Notes, the 2041 Notes and the 2051 Notes, the “Notes”). Citigroup Global Markets Inc., BofA Securities, Inc. and J.P. Morgan Securities LLC have agreed to act as representatives of the several Underwriters (in such capacity, the “Representatives”) in connection with the offering and sale of the Notes.

The Notes will be issued pursuant to an indenture, dated as of April 11, 2018 (the “Base Indenture”), between the Company and U.S. Bank, National Association, as trustee (the “Trustee”). Certain terms of the Notes will be established pursuant to a supplemental indenture, to be dated as of the Closing Time, between the Company and the Trustee (the “Supplemental Indenture”), to the Base Indenture (together with the Base Indenture, the “Indenture”). The Notes will be issued in book-entry form in the name of Cede & Co., as nominee of The Depository Trust Company (“DTC”).

Pursuant to an Agreement and Plan of Merger, dated as of December 1, 2020 (the “Merger Agreement”), by and among the Company, Skyline Strategies I Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub I”), Skyline Strategies II LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“Merger Sub II”) and Slack Technologies, Inc. a Delaware corporation (“Slack”), and subject to the conditions contained therein, Merger Sub I will merge with and into Slack, with Slack continuing as the surviving corporation (the “First Merger”), immediately followed by a second merger of Slack, as the surviving corporation in the First Merger, into either Merger Sub II or the Company (such merger, together with the First Merger, the “Mergers”), with either Merger Sub II or the Company continuing as the surviving company, as applicable.

The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) an “automatic shelf registration statement”, as defined under Rule 405 (“Rule 405”) under the Securities Act of 1933, as amended (the “Securities Act”), on Form S-3 (File No. 333-251123) covering the public offering and sale of certain securities of the Company, including the Notes, under the Securities Act and the rules and regulations promulgated thereunder (the “Securities Act Regulations”), which automatic shelf registration statement became effective under Rule 462(e) of the Securities Act Regulations (“Rule 462(e)”). Such registration statement, as of any time, means such registration statement as amended by any post-effective amendments thereto at such time, including the exhibits and any schedules thereto at such time, the documents incorporated or deemed to be incorporated by reference therein at such time pursuant to Item 12 of Form S-3 under the Securities Act and the documents otherwise deemed to be a part thereof as of such time pursuant to Rule 430B of the Securities Act Regulations (“Rule 430B”), and is referred to herein as the “Registration Statement.” Each preliminary prospectus supplement and the base prospectus used in connection with the offering of the Notes, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 12 of Form S-3 under the Securities Act immediately prior to the Applicable Time (as defined below), are collectively referred to herein as a “preliminary prospectus.” Promptly after execution and delivery of this Agreement, the Company will prepare and file a final prospectus supplement relating to the Notes in accordance with the provisions of Rule 424(b) of the Securities Act Regulations (“Rule 424(b)”). The final prospectus supplement and the base prospectus, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 12 of Form S-3 under the Securities Act immediately prior to the Applicable Time, are collectively referred to herein as the “Prospectus.” For purposes of this Agreement, all references to the Registration Statement, any preliminary prospectus or the Prospectus or any amendment or supplement thereto shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (or any successor system) (“EDGAR”).

As used in this Agreement:

“Applicable Time” means 4:10 P.M., New York City time, on June 29, 2021 or such other time as agreed by the Company and the Representatives.

“General Disclosure Package” means each Issuer General Use Free Writing Prospectus and the most recent preliminary prospectus furnished to the Underwriters for general distribution to investors prior to the Applicable Time, all considered together.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the Securities Act Regulations (“Rule 433”), including, without limitation, any “free writing prospectus” (as defined in Rule 405) relating to the Notes that is (i) required to be filed with the Commission by the Company, (ii) a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Notes or of the offering thereof that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to investors, as evidenced by its being specified in Schedule B hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to include all such financial statements and schedules and other information incorporated or deemed to be incorporated by reference in the Registration Statement, any preliminary prospectus or the Prospectus, as the case may be, prior to the Applicable Time; and all references in this Agreement to amendments or supplements to the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to include the filing of any document under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (the “Exchange Act Regulations”) incorporated or deemed to be incorporated by reference in the Registration Statement, such preliminary prospectus or the Prospectus, as the case may be, at or after the Applicable Time and prior to the date of such amendment or supplement.

The Company hereby confirms its agreements with the Underwriters as follows:

SECTION 1.    Representations and Warranties.

(a)    Representations and Warranties by the Company. The Company represents and warrants to each Underwriter as of the date hereof, the Applicable Time and the Closing Time (as defined below), and agrees with each Underwriter, as follows:

(i)    Compliance of the Registration Statement, the Prospectus and Incorporated Documents. The Company meets the requirements for use of Form S-3 under the Securities Act. The Registration Statement is an automatic shelf registration statement under Rule 405 and has become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the Securities Act, no notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) of the Securities Act Regulations (“Rule 401(g)(2)”) has been received by the Company, and to the Company’s knowledge, no order preventing or suspending the use of any preliminary prospectus or the

Prospectus or any amendment or supplement thereto has been issued by the Commission and no Commission proceedings for any of those purposes have been, to the knowledge of the Company instituted or are pending. The Company has complied with each request (if any) from the Commission for additional information relating to the Registration Statement. In addition, the Indenture has been qualified under the Trust Indenture Act of 1939, as amended, and the rules and regulations promulgated thereunder (the “Trust Indenture Act”).

Each of the Registration Statement and any post-effective amendment thereto, at the time of its effectiveness and as of each deemed effective date with respect to the Underwriters pursuant to Rule 430B(f)(2), complied in all material respects with the requirements of the Securities Act, the Securities Act Regulations and the Trust Indenture Act. Each preliminary prospectus and the Prospectus and any amendment or supplement thereto, at the time each was filed with the Commission, complied and will comply in all material respects with the requirements of the Securities Act, the Securities Act Regulations and the Trust Indenture Act.

The representations and warranties in this subsection shall not apply to that part of the Registration Statement that constitutes the Statement of Eligibility (Form T-1) under the Trust Indenture Act or statements in or omissions from the Registration Statement or any post-effective amendment or the Prospectus or any amendments or supplements thereto made in reliance upon and in conformity with information furnished to the Company in writing by any of the Underwriters through the Representatives expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter through the Representatives consists of the information described as such in Section 6(b) hereof (the “Underwriter Information”).

(ii)    Accurate Disclosure. Neither the Registration Statement nor any amendment thereto, at its effective time or at the Closing Time, contained, contains or will contain an untrue statement of a material fact or omitted, omits or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. At the Applicable Time, neither (A) the General Disclosure Package nor (B) any individual Issuer Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the Prospectus nor any amendment or supplement thereto, as of its issue date, at the time of any filing with the Commission pursuant to Rule 424(b) or at the Closing Time, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, at the time the Registration Statement became effective or when such incorporated documents were filed with the Commission, as the case may be, when read together with the other information in the Registration Statement, the General Disclosure Package or the Prospectus, as the case may be, did not, does not and will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

The representations and warranties in this subsection shall not apply to that part of the Registration Statement that constitutes the Statement of Eligibility (Form T-1) under the Trust Indenture Act or statements in or omissions from the Registration Statement or any amendment thereto or the General Disclosure Package or the Prospectus or any amendment or supplement thereto made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein, it being understood and agreed that the only such information so furnished by any Underwriter through the Representatives consists of the Underwriter Information.

(iii)    Issuer Free Writing Prospectuses. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement, any preliminary prospectus or the Prospectus, including any document incorporated by reference therein, that has not been superseded or modified. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, the General Disclosure Package or the Prospectus, the Company has promptly notified or will promptly notify the Representatives and has promptly amended or supplemented or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict. The foregoing two sentences do not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter through the Representatives consists of the Underwriter Information.

(iv)    Distribution of Offering Material By the Company. The Company has not distributed and will not distribute, prior to the later of the Closing Time and the completion of the Underwriters’ distribution of the Notes, any offering material in connection with the offering and sale of the Notes other than the Registration Statement, the General Disclosure Package, the Prospectus, any Issuer Free Writing Prospectus reviewed and consented to by the Representatives and listed on Schedule B hereto or any electronic road show or other written communications by the Company reviewed and consented to by the Representatives and listed on Schedule C hereto (each a “Company Additional Written Communication”). Each such Company Additional Written Communication, when taken together with the Disclosure Package, did not, and at the Closing Time will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Company Additional Written Communications based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter through the Representatives consists of the Underwriter Information.

(v)    Well-Known Seasoned Issuer. (A) At the original effectiveness of the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Notes in reliance on the exemption of Rule 163, (D) at the date of this Agreement and (E) at the Applicable Time, the Company was and is a “well-known seasoned issuer”, as defined in Rule 405.

(vi)    Company Not Ineligible Issuer. (A) At the time of filing the Registration Statement and any post-effective amendment thereto, (B) at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule

164(h)(2) of the Securities Act Regulations) of the Notes, (C) at the date of this Agreement and (D) at the Applicable Time, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(vii)    Incorporation of Documents by Reference. The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply, as the case may be, in all material respects with the requirements of the Exchange Act and the Exchange Act Regulations.

(viii)    Independent Accountants. The accountants who certified the financial statements and supporting schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus are independent public accountants as required by the Securities Act, the Securities Act Regulations, the Exchange Act, the Exchange Act Regulations and the Public Company Accounting Oversight Board.

(ix)    No Material Adverse Change in Business. Since the respective dates of the most recent consolidated financial statements incorporated by reference in the Registration Statement, General Disclosure Package or the Prospectus, (A) there has not occurred any material adverse change to the financial condition, results of operations or business of the Company and its subsidiaries taken as a whole (a “Material Adverse Effect”), (B) except as otherwise disclosed in the General Disclosure Package or the Prospectus as of their respective dates, there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries taken as a whole, and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(x)    Good Standing of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the State of Delaware and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and to enter into and perform its obligations under this Agreement, the Indenture and the Notes. The Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.

(xi)    Significant Subsidiaries. Each of the subsidiaries of the Company which constitute a “significant subsidiary” as of the date hereof is set forth on Schedule E hereto. As used herein, “significant subsidiary” shall have the meaning assigned to it in Rule 1-02 of Regulation S-X as promulgated under the Exchange Act Regulations.

(xii)    Capitalization. Since the date of the most recent consolidated financial statements of the Company incorporated by reference in the General Disclosure Package and the Prospectus, there has not been any material change in the capital stock or long-term debt of the Company or any of its subsidiaries, taken as a whole (except for subsequent issuances, if any, pursuant to reservations, agreements or employee benefit plans referred to in the General Disclosure Package and the Prospectus or pursuant to the exercise of convertible securities, options or equity awards referred to in the General Disclosure Package and the Prospectus).

(xiii)    Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(xiv)    Authorization of the Indenture. The Indenture has been duly authorized by the Company and, when duly executed and delivered by the Company and the Trustee according to the requirements of the Indenture, will constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(xv)    Financial Statements. The financial statements included or incorporated by reference in the General Disclosure Package and the Prospectus, together with the related schedules and notes, present fairly in all material respects the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements comply as to form in all material respects with the accounting requirements of the Securities Act and have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) in all material respects applied on a consistent basis throughout the periods involved. The supporting schedules, if any, present fairly in all material respects the information required to be stated therein and in accordance with GAAP. The selected consolidated financial data and the summary consolidated financial information included in the General Disclosure Package and the Prospectus present fairly in all material respects the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein in all material respects. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included in the Registration Statement, any preliminary prospectus or the Prospectus pursuant to Article 11 of Regulation S-X or Rule 3-05 of Regulation S-X as such regulations apply to the Company as set forth in Form S-3. The interactive data in eXtensible Business Reporting Language incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus fairly presents the required information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto in all material respects.

(xvi)    Authorization of the Notes. The Notes to be purchased by the Underwriters from the Company, at the Closing Time, will have been duly authorized and duly executed by the Company and, when authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in this Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Indenture.

(xvii)    Absence of Violations, Defaults and Conflicts. (A) Neither the Company nor any of its significant subsidiaries is in violation of its charter, by-laws or similar organizational document, (B) neither the Company nor any of its subsidiaries in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which it is a party or by which it may be bound or to which any of its properties or assets is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, be reasonably expected to result in a Material Adverse Effect, and (C) neither the Company nor any of its subsidiaries is in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, be reasonably expected to result in a Material Adverse Effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the General Disclosure Package and the Prospectus (including the issuance and sale of the Notes hereby and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments, or result in any violation of any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity (except for such conflicts, breaches, defaults or liens, charges or encumbrances, or violations that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any of its significant subsidiaries.

(xviii)    Absence of Labor Dispute. Except as disclosed in the General Disclosure Package and the Prospectus, no material labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent, which would reasonably be expected to result in a Material Adverse Effect.

(xix)    Absence of Proceedings. Except as disclosed in the General Disclosure Package and the Prospectus, there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity now pending, or, to the knowledge of the Company, threatened, against the Company or any of its subsidiaries, which would, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, or which might, singly or in the aggregate, materially and adversely affect the consummation of the transactions contemplated in this Agreement.

(xx)    Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Notes hereunder or the consummation of the transactions contemplated by this Agreement, or for the due execution, delivery and performance of the Indenture or the Notes, except such as have been already obtained or as may be required under the Securities Act or the Securities Act Regulations or the Exchange Act or the Exchange Act Regulations or the failure of which to obtain would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect or materially and adversely affect the consummation of the transactions contemplated in this Agreement.

(xxi)    Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the applicable Governmental Entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(xxii)    Title to Property. The Company and its subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the General Disclosure Package and the Prospectus or (B) would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. All of the real and personal property leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the Registration Statement, the General Disclosure Package or the Prospectus, are in full force and effect, except as would not, singly or in the aggregate reasonably be expected to have a Material Adverse Effect.

(xxiii)    Possession of Intellectual Property. Except as disclosed in the General Disclosure Package and the Prospectus, the Company and its subsidiaries own or possess rights to all patents, inventions, works of authorship, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems, methods or procedures), trademarks, service marks, trade names or other intellectual property and intellectual property rights (collectively, “Intellectual Property”) that are used in the business as now operated by them and as described in the General Disclosure Package and the Prospectus, except where the failure to own or possess such rights would reasonably be expected to, singly or in the aggregate, be expected to have a Material Adverse Effect. To the knowledge of the Company, there is no infringement by third parties of any Intellectual Property owned by the Company, except for infringement that would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no action, suit, proceeding or claim by a third party pending, or, to the Company’s knowledge, threatened in writing, that (i) challenges the Company’s or any subsidiary’s rights in or to any Intellectual Property owned by the Company or such subsidiary or (ii) claims that the Company or any subsidiary infringes or otherwise violates any Intellectual Property of any person or entity, and the Company is unaware of any other fact which would form a reasonable basis for any such claim, in each case that would reasonably be expected to, singly or in the aggregate, have a Material Adverse Effect.

(xxiv)    Environmental Laws. Except as disclosed in the General Disclosure Package and the Prospectus or as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, to Company’s knowledge (A) neither the Company nor any of its subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, in each case relating to pollution or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous

Materials (collectively, “Environmental Laws”), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating to any Environmental Law against the Company or any of its subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(xxv)    Accounting Controls and Disclosure Controls. The Company maintains “internal control over financial reporting” (as defined under Rule 13a-15 and 15d-15 under the Exchange Act Regulations) and a system of internal accounting controls that complies with Section 13(b)(2) of the Exchange Act in all material respects. Since the end of the Company’s most recent audited fiscal year, except as otherwise disclosed in the General Disclosure Package or the Prospectus, to the Company’s knowledge, (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) has been identified and (2) there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company maintains a system of “disclosure controls and procedures” (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act Regulations) that are designed to ensure that information required to be disclosed by the Company in the reports that is required to file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

(xxvi)    Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(xxvii)    Payment of Taxes. Except as otherwise disclosed in the General Disclosure Package or the Prospectus and except as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Company and its subsidiaries have filed all tax returns that are required to have been filed by them pursuant to applicable U.S. federal, state, local or foreign law, and have paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and its subsidiaries (except for any taxes contested in good faith and for which adequate reserves have been established. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not reasonably be expected to result in a Material Adverse Effect.

(xxviii)    Insurance. The Company and its subsidiaries carry or are entitled to the benefits of insurance, with recognized financially sound and reputable insurers, in such amounts and covering such risks as are customary in the businesses as now conducted by the Company and its subsidiaries, and all such insurance is in full force and effect in all material respects.

(xxix)    Investment Company Act. The Company is not required, and upon the issuance and sale of the Notes and the application of the net proceeds therefrom as described in the General Disclosure Package and the Prospectus will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

(xxx)    Absence of Manipulation. The Company has not taken, nor will the Company take, directly or indirectly, any action which would reasonably be expected, to cause or result in the stabilization or manipulation of the price of any Notes.

(xxxi)     Foreign Corrupt Practices Act. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or a violation in any material respect by such persons of any other applicable anti-bribery or anti-corruption law, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures reasonably designed to ensure continued compliance therewith.

(xxxii)    Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and to the Company’s knowledge, no action, suit or proceeding by or before any Governmental Entity involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or threatened.

(xxxiii)    OFAC. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is an individual or entity (“Person”) currently the subject or target of any economic, trade or security sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury (collectively, “Sanctions”); the Company will not directly or, to the knowledge of the Company, indirectly use the proceeds of the sale of the Notes, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions.

(xxxiv)    Statistical and Market-Related Data. Any statistical and market-related data included in the General Disclosure Package or the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate in all material respects.

(xxxv)    Merger. To the knowledge of the Company, the representations and warranties of Slack contained in Article III of the Merger Agreement are true and correct except as would not have a Company Material Adverse Effect (as defined in the Merger Agreement). “Knowledge of the Company” shall mean the actual knowledge of the principal executive officer, principal financial officer, principal accounting officer and general counsel of the Company as of the date hereof.

(xxxvi)    Officer’s Certificates. Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Representatives or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

SECTION 2.    Sale and Delivery to Underwriters; Closing.

(a)    The Notes. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, (i) at a purchase price of 99.799% of the principal amount thereof, plus accrued interest, if any, from July 12, 2021 to the Closing Time (as defined below) hereunder, the principal amount of 2024 Notes set forth opposite the name of such Underwriter in Schedule A;(ii) at a purchase price of 99.184% of the principal amount thereof, plus accrued interest, if any, from July 12, 2021 to the Closing Time (as defined below) hereunder, the principal amount of 2028 Notes set forth opposite the name of Such Underwriter in Schedule A; (iii) at a purchase price of 99.311% of the principal amount thereof, plus accrued interest, if any, from July 12, 2021 to the Closing Time (as defined below) hereunder, the principal amount of 2031 Notes set forth opposite the name of Such Underwriter in Schedule A; (iv) at a purchase price of 98.848% of the principal amount thereof, plus accrued interest, if any, from July 12, 2021 to the Closing Time (as defined below) hereunder, the principal amount of 2041 Notes set forth opposite the name of Such Underwriter in Schedule A; (v) at a purchase price of 98.971% of the principal amount thereof, plus accrued interest, if any, from July 12, 2021 to the Closing Time (as defined below) hereunder, the principal amount of 2051 Notes set forth opposite the name of Such Underwriter in Schedule A; and (vi) at a purchase price of 98.928% of the principal amount thereof, plus accrued interest, if any, from July 12, 2021 to the Closing Time (as defined below) hereunder, the principal amount of 2061 Notes set forth opposite the name of Such Underwriter in Schedule A.

(b)    The Closing Time. Delivery of certificates for the Notes in global form to be purchased by the Underwriters and payment therefor shall be made at the offices of Davis Polk & Wardwell LLP, or at such other place as shall be agreed upon by the Representatives and the Company, at 9:00 A.M. (New York City time) on July 12, 2021, or such other time not later than ten business days after such date as the Representatives and the Company shall mutually agree (such time and date of payment and delivery being herein called “Closing Time”).

(c)    Public Offering of the Notes. The Representatives hereby advise the Company that the Underwriters intend to offer for sale to the public, as described in the General Disclosure Package and the Prospectus, their respective portions of the Notes as soon after the Applicable Time as the Representatives, in their sole judgment, have determined is advisable and practicable.

(d)    Payment for the Notes. Payment for the Notes shall be made to the Company at the Closing Time by wire transfer of immediately available funds to one or more bank accounts designated by the Company.

It is understood that each Underwriter has authorized the Representatives, for their respective accounts, to accept delivery of, receipt for, and make payment of the purchase price for, the Notes which it has agreed to purchase. The Representatives may (but shall not be obligated to) make payment of the purchase price for the Notes to be purchased by any Underwriter whose funds have not been received by the Closing Time, but such payment shall not relieve such Underwriter from its obligations hereunder.

(e)    Delivery of the Notes. The Company shall deliver, or cause to be delivered, to the Representatives for the accounts of the several Underwriters certificates for the Notes at the Closing Time, against the irrevocable release of a wire transfer of immediately available funds for the amount of the purchase price therefor. The certificates for the Notes shall be in such denominations and registered in such names and denominations as the Representatives shall have requested, in accordance with the requirements of DTC, at least one full business day prior to the Closing Time and shall be made available for inspection on the business day preceding the Closing Time at a location in New York City, as the Representatives may designate.

SECTION 3.    Covenants of the Company and the Underwriters. The Company covenants and agrees with each Underwriter as follows:

(a)    Compliance with Commission Requests. The Company, subject to Section 3(b) hereof, will comply with the requirements of Rule 430B, and will notify the Representatives immediately, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement or any new registration statement relating to the Notes shall become effective or any amendment or supplement to the General Disclosure Package or the Prospectus shall have been used or filed, as the case may be, including any document incorporated by reference therein, (ii) of the receipt of any comments from the Commission relating to the Registration Statement or any document incorporated by reference therein, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the General Disclosure Package or the Prospectus, including any document incorporated by reference therein, or for additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or any notice of objection to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) or of the issuance of any order preventing or suspending the use of any preliminary prospectus or the Prospectus or any amendment or supplement thereto, or of the suspension of the qualification of the Notes for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(d) or 8(e) of the Securities Act concerning the Registration Statement and (v) if the Company becomes the subject of a proceeding under Section 8A of the Securities Act in connection with the offering of the Notes. The Company will effect all filings required under Rule 424(b), in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)), and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus. The Company will make every reasonable effort to prevent the issuance of any stop, prevention or suspension order and, if any such order is issued, to obtain the lifting thereof at the earliest possible moment. The Company shall pay the required Commission filing fees relating to the Notes within the time required by Rule 456(b)(1)(i) of the Securities Act Regulations without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) of the Securities Act Regulations (including, if applicable, by updating the “Calculation of Registration Fee” table in accordance with Rule 456(b)(1)(ii) either in a post-effective amendment to the Registration Statement or on the cover page of a prospectus filed pursuant to Rule 424(b)).

(b)    Continued Compliance with Securities Laws. If at any time when a prospectus relating to the Notes is (or, but for the exception afforded by Rule 172 of the Securities Act Regulations (“Rule 172”), would be) required by the Securities Act to be delivered in connection with sales of the Notes any event shall occur or condition shall exist as a result of which it is necessary, to (i) amend the Registration Statement in order that the Registration Statement will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) amend or supplement the General Disclosure Package or the Prospectus in order that the General Disclosure Package or the Prospectus, as the case may be, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser or (iii) amend the Registration Statement or amend or supplement the General Disclosure Package or the Prospectus, as the case may be, including, without limitation, any document incorporated therein by reference, in order to comply with the requirements of the Securities Act, the Securities Act Regulations, the Exchange Act or the Exchange Act Regulations, the Company will promptly (A) give the Representatives written notice of such event or condition, (B) prepare any amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement, the General Disclosure Package or the Prospectus comply with such requirements and, a reasonable amount of time prior to any proposed filing or use, furnish the Representatives with copies of any such amendment or supplement and (C) file with the Commission any such amendment or supplement and use its best efforts to have any amendment to the Registration Statement declared effective by the Commission as soon as possible if the Company is no longer eligible to file an automatic shelf registration statement, provided that the Company shall not file or use any such amendment or supplement to which the Representatives or counsel for the Underwriters shall reasonably object except as necessary to comply with law.

(c)    Filing or Use of Amendments or Supplements. The Company will give the Representatives written notice of its intention to file or any amendment to the Registration Statement or any amendment or supplement to the General Disclosure Package or the Prospectus, whether pursuant to the Securities Act, the Securities Act Regulations, the Exchange Act or the Exchange Act Regulations or otherwise, from the Applicable Time to the later of (i) the time when a prospectus relating to the Notes is no longer required by the Securities Act (without giving effect to Rule 172) to be delivered in connection with sales of the Notes and (ii) the Closing Time, other than with respect to filings made in the ordinary course of business under the Exchange Act or the Exchange Act Regulations after the Closing Time, and will furnish the Representatives with copies of any such amendment or supplement a reasonable amount of time prior to such proposed filing, as the case may be, and will not file any such amendment or supplement to which the Representatives or counsel for the Underwriters shall reasonably object except as necessary to comply with law.

(d)    Delivery of Registration Statements. The Company has furnished or will deliver to the Representatives and counsel for the Underwriters, without charge, copies of the Registration Statement as originally filed and each amendment thereto (including exhibits and consent filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein, provided that the Company need not furnish any documents incorporated by reference therein to the extent such documents are at such time available on EDGAR) and signed copies of all consents and certificates of experts, and will also deliver to the Representatives, without charge, a conformed copy of the Registration Statement as originally filed and each amendment thereto (without exhibits) for each of the Underwriters.

(e)    Delivery of Prospectuses. The Company has delivered to each Underwriter, without charge, as many copies of the preliminary prospectus and the Prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies by the Underwriters for purposes permitted by the Securities Act with respect to Underwriters relating to offerings of Notes.

(f)    Blue Sky Qualifications. The Company will use its reasonable best efforts, in cooperation with the Underwriters, to qualify the Notes for offering and sale under (or obtain exemptions from the application of) the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representatives may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Notes; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(g)    Earnings Statements. The Company will timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act.

(h)    Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Notes in the manner specified in the Registration Statement, the preliminary prospectus contained in the General Disclosure Package and the Prospectus under “Use of Proceeds.”

(i)    Restriction on Sale of Notes. During the period commencing on the date hereof and ending at the Closing Time, the Company will not, without the prior written consent of the Representatives (which consent may be withheld at the Representatives’ discretion), (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or lend or otherwise transfer or dispose of, the Notes or any securities that are substantially similar to the Notes, whether owned as of the date hereof or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Notes or such other securities, whether any such transaction, swap or other agreement described in clause (i) or (ii) above is to be settled by delivery of any Notes or such other securities, in cash or otherwise. The foregoing sentence shall not apply to the Notes to be sold hereunder.

(j)    Reporting Requirements. The Company, during the period when a prospectus relating to the Notes is (or, but for the exception afforded by Rule 172, would be) required by the Securities Act to be delivered in connection with sales of the Notes, will file all documents required to be filed with the Commission pursuant to the Exchange Act within the time periods required by, and each such document will meet the requirements of, the Exchange Act and Exchange Act Regulations.

(k)    Pricing Term Sheet. The Company will prepare a final term sheet (the “Pricing Term Sheet”) containing only a description of the final terms of the Notes and their offering, in the form approved by the Underwriters and attached as Schedule D hereto, and acknowledges that the Pricing Term Sheet is an Issuer Free Writing Prospectus and will comply with its related obligations set forth in Section 3(l) hereof. The Company will furnish to each Underwriter, without charge, copies of the Pricing Term Sheet promptly upon its completion.

(l)    Issuer Free Writing Prospectuses. The Company agrees that, unless it obtains the prior written consent of the Representatives, it will not make any offer relating to the Notes that would constitute an Issuer Free Writing Prospectus; provided that the Representatives will be deemed to have consented to the Issuer General Use Free Writing Prospectuses listed on Schedule B hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the

Representatives. The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Representatives as an Issuer Free Writing Prospectus and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping. If at any time following issuance of an Issuer Free Writing Prospectus and during the period when a prospectus relating to the Notes is (or, but for the exception afforded by Rule 172, would be) required by the Securities Act to be delivered in connection with sales of the Notes there occurred or occurs an event or condition as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any preliminary prospectus or the Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representatives in writing and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(m)    Eligibility of Automatic Shelf Registration Statement Form. If at any time when Notes remain unsold by the Underwriters the Company receives a notice from the Commission pursuant to Rule 401(g)(2) or otherwise ceases to be eligible to use the automatic shelf registration statement form or the Registration Statement, during the period when a prospectus relating to the Notes is (or, but for the exception afforded by Rule 172, would be) required by the Securities Act to be delivered in connection with sales of the Notes, the Company will (i) promptly notify the Representatives, (ii) promptly file a new registration statement or post-effective amendment on the proper form relating to such Notes, in a form and substance reasonably satisfactory to the Underwriters, (iii) use its best efforts to cause such registration statement or post-effective amendment to be declared effective as soon as practicable and (iv) promptly notify the Representatives of such effectiveness. The Company will take all other reasonable action necessary or appropriate to permit the public offering and sale of the Notes to continue as contemplated in the Registration Statement that was the subject of the Rule 401(g)(2) notice or for which the Company has otherwise become ineligible. References herein to the “Registration Statement” shall include such new registration statement or post-effective amendment, as the case may be.

(n)    No Manipulation of Price. The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Notes.

(o)    DTC. The Company will cooperate with the Underwriters and use its reasonable best efforts to permit the Notes to be eligible for clearance and settlement through the facilities of DTC.

SECTION 4.    Payment of Expenses.

The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including without limitation (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of copies of each preliminary prospectus, each Issuer Free Writing Prospectus and the Prospectus and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (iii) the preparation, issuance and delivery of the Notes to the Underwriters, including any transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Notes to the Underwriters, (iv) all costs and expenses incurred by the Company in connection with the preparation and execution by the Company of this Agreement and the Indenture, (v) the fees and disbursements of the Company’s counsel, accountants and other advisors, (vi) the qualification of the Notes under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto (such amount not to exceed $10,000), (vii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Notes, including, without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, (viii) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters in connection with, the review by FINRA, if required, of the terms of the sale of the Notes (such amount not to exceed $10,000), (ix) any fees payable in connection with the rating of the Notes by the rating agencies, (x) all fees and expenses of the Trustee and any expenses of any transfer agent or registrar for the Notes, (xi) the fees and expenses of making the Notes eligible for clearance, settlement and trading through the facilities of DTC, (xii) all other fees, costs and expenses referred to in Item 14 of Part II of the Registration Statement, and (xiii) all other fees, costs and expenses incurred in connection with the performance of its obligations hereunder for which provision is not otherwise made in this Section. Except as provided in this Section 4 and Sections 6, 7 and 9(c) hereof, the Underwriters shall pay their own expenses, including the fees and disbursements of their counsel.

SECTION 5.    Conditions of Underwriters’ Obligations. The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a)    Effectiveness of Registration Statement, etc. The Registration Statement was filed by the Company with the Commission not earlier than three years prior to the date hereof and became effective upon filing in accordance with Rule 462(e). Each preliminary prospectus, each Issuer Free Writing Prospectus and the Prospectus have been filed as required by Rule 424(b) (without reliance on Rule 424(b)(8)) and Rule 433, as applicable, within the time period prescribed by, and in compliance with, the Securities Act Regulations. No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the Securities Act, no notice of objection to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) has been received by the Company, no order by the Commission preventing or suspending the use of any preliminary prospectus or the Prospectus or any amendment or supplement thereto has been issued by the Commission and to the Company’s knowledge, no proceedings for any of those purposes have been instituted or are pending. The Company has complied with each request (if any) from the Commission for additional information relating to the Registration Statement or the offering of the Notes hereby. The Company shall have paid the required Commission filing fees relating to the Notes within the time period required by Rule 456(b)(1)(i) of the Securities Act Regulations without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) of the Securities Act Regulations and, if applicable, shall have updated the “Calculation of Registration Fee” table in accordance with Rule 456(b)(1)(ii) either in a post-effective amendment to the Registration Statement or on the cover page of a prospectus filed pursuant to Rule 424(b).

(b)    Opinion of Counsel for Company. At the Closing Time, the Representatives shall have received the opinion and negative assurance letters, dated the Closing Time, of Wachtell, Lipton, Rosen & Katz, special outside counsel for the Company, in form and substance as set forth in Exhibit A hereto. Such counsel may state that, insofar as such letter involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers and other representatives of the Company and its subsidiaries and certificates of public officials.

(c)    Opinion of Counsel for Underwriters. At the Closing Time, the Representatives shall have received the favorable opinion and negative assurance letters, dated the Closing Time, of Davis Polk & Wardwell LLP, counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters with respect to the matters reasonably requested by the Representatives. Such counsel may also state that, insofar as such letter involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers and other representatives of the Company and its subsidiaries and certificates of public officials.

(d)    Officer’s Certificate. At the Closing Time, (i) since the date hereof or the respective dates of which information is given in the General Disclosure Package or the Prospectus, there shall not have occurred any Material Adverse Effect, (ii) there shall not have been, since the date hereof, any decrease in or withdrawal of the rating of any securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization” (as defined for purposes of Section 3(a)(62) of the Exchange Act) or any notice given of any intended or potential decrease in or withdrawal of any such rating or of a possible change in any such rating that does not indicate the direction of the possible change, and (iii) the Representatives shall have received a certificate of the Chief Financial Officer or the Chief Accounting Officer of the Company, dated the Closing Time, to the effect that (A) there has been no Material Adverse Effect, (B) the representations and warranties of the Company in this Agreement in Section 1 are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (C) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (D) the conditions specified in Section 5(a) hereof have been satisfied.

(e)    Accountant’s Comfort Letter. At the time of the execution of this Agreement, the Representatives shall have received from Ernst & Young LLP a letter, dated such date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and financial information contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(f)    Bring-down Comfort Letter. At the Closing Time, the Representatives shall have received from Ernst & Young LLP a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to Section 5(e) hereof, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.

(g)    Ratings Letters. At the Closing Time, the Company shall have delivered to the Representatives letters and/or press releases from Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., and Moody’s Investor Service, Inc. assigning a rating to the Notes, as of the Closing Time, of no lower than A+ and A2, respectively.

(h)    Clearance, Settlement and Trading. Prior to the Closing Time, the Notes shall be eligible for clearance, settlement and trading through the facilities of DTC.

(i)    Additional Documents. At the Closing Time, counsel for the Underwriters shall have been furnished with such customary documents as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Notes as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained.

(j)    Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representatives by notice to the Company at any time at or prior to the Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 9(c) hereof and except that Sections 1, 6, 7, 8, 14, 15 and 16 shall survive any such termination and remain in full force and effect.

SECTION 6.    Indemnification.

(a)    Indemnification of Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates (as such term is defined in Rule 501(b) of the Securities Act Regulations (each, an “Affiliate”)), officers and directors and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

(i)    against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in the preliminary prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) or (B) in any materials or information provided to investors by, or with the express written approval of, the Company in connection with the marketing of the offering of the Notes (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in any preliminary prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) or in any Marketing Materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)    against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any Governmental Entity, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that any such settlement is effected with the written consent of the Company;

(iii)    against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any Governmental Entity, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, or in the preliminary prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) or in any Marketing Materials in reliance upon and in conformity with the Underwriter Information.

(b)    Indemnification of Company, Directors and Officers. Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 6(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, or in the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information. The Company hereby acknowledges that the only Underwriter Information is: (A) the names of such Underwriter as presented on the front cover of the preliminary prospectus and the Prospectus and (B) the statements set forth under the caption “Underwriting” in the table immediately following the fifth paragraph thereunder, in the third sentence of the eighth paragraph thereunder, and in the ninth paragraph thereunder, each as set forth in the preliminary prospectus and the Prospectus.

(c)    Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) hereof, counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 6(b) hereof, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the prior written consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any Governmental Entity, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

SECTION 7.    Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the offering of the Notes pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Notes pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Notes pursuant to this Agreement (before deducting expenses) received by the Company, on the one hand, and the total underwriting discount received by the Underwriters, on the other hand, in each case as set forth on the cover of the Prospectus, bear to the aggregate initial public offering price of the Notes as set forth on the cover of the Prospectus.

The relative fault of the Company, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any Governmental Entity, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Notes purchased by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each Underwriter’s Affiliates, officers and directors shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the aggregate principal amount of Notes set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 8.    Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries submitted pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates, officers, directors or any person controlling any Underwriter or the Company’s officers or directors or any person controlling the Company and (ii) delivery of and payment for the Notes.

SECTION 9.    Termination of Agreement.

(a)    Termination. The Representatives may terminate this Agreement, by written notice to the Company, at any time at or prior to the Closing Time, (i) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any material adverse change in national or international financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the completion of the offering of the Notes or to enforce contracts for the sale of the Notes, or (ii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the New York Stock Exchange, or (iii) if trading generally on the New York Stock Exchange or in the Nasdaq Global Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other Governmental Entity, or (iv) if a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or with respect to Clearstream or Euroclear systems in Europe, or (v) if a banking moratorium has been declared by either Federal, New York or Delaware authorities.

(b)    Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 9 hereof, and provided further that Sections 6, 7, 8, 14, 15 and 16 shall survive such termination and remain in full force and effect.

(c)    Reimbursement of Underwriters’ Expenses. If this Agreement is terminated by the Representatives pursuant to Section 5 or Section 9(a)(ii), or if the sale to the Underwriters of the Notes at the Closing Time is not consummated because of any refusal, inability or failure on the part of the Company to perform any agreement herein or to comply with any provision hereof, the Company agrees to reimburse the Representatives and the other Underwriters (or such Underwriters as have terminated this Agreement with respect to themselves), severally, upon demand for all documented out-of-pocket expenses that shall have been reasonably incurred by the Representatives and the Underwriters in connection with the proposed purchase and the offering and sale of the Notes, including but not limited to fees and disbursements of counsel, printing expenses, travel expenses, postage, facsimile and telephone charges.

SECTION 10.    Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Time to purchase the Notes which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters. No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

SECTION 11.    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representatives, care of Citigroup Global Markets Inc. at 388 Greenwich Street, New York, New York 10013, attention of General Counsel, fax (646) 291-1469, care of BofA Securities, Inc. at 1540 Broadway, NY8-540-26-01, New York, New York 10036, attention of High Grade Transaction Management/Legal, fax (646) 855-5958, email

dg.hg_ua_notices@bofa.com and care of J.P. Morgan Securities LLC at 383 Madison Avenue, New York, New York 10179, attention of Investment Grade Syndicate Desk, fax (212) 834-6081; and notices to the Company shall be directed to it at salesforce.com, inc., Salesforce Tower, 415 Mission Street, 3rd Floor, San Francisco, California 94105, attention of General Counsel.

SECTION 12.    No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the Notes pursuant to this Agreement, including the determination of the initial public offering price of the Notes and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering of the Notes, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, any of its subsidiaries or their respective stockholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Notes (irrespective of whether such Underwriter has advised or is currently advising the Company or any of its subsidiaries on other matters) and no Underwriter has any obligation to the Company with respect to the offering of the Notes except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, financial, regulatory or tax advice with respect to the offering of the Notes and the Company has consulted its own respective legal, accounting, financial, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 13.    Recognition of the U.S. Special Resolution Regimes

(a)    In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)    In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 13, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

SECTION 14.    Parties. This Agreement shall each inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons, Affiliates, officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons, Affiliates, officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Notes from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 15.    Trial by Jury. Each of the Company and the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 16.    GOVERNING LAW. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

SECTION 17.    Consent to Jurisdiction. Each of the parties hereto agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any Specified Court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of the Specified Courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or proceeding brought in any Specified Court. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any Specified Court that any such suit, action or proceeding brought in any Specified Court has been brought in an inconvenient forum.

SECTION 18.    TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 19.    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

SECTION 20.    Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 21.    Partial Unenforceability. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

SECTION 22.    General Provisions. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement shall not become effective until the execution of this Agreement by the parties hereto. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit.

Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification provisions of Section 6 and the contribution provisions of Section 7, and is fully informed regarding said provisions. Each of the parties hereto further acknowledges that the provisions of Sections 6 and 7 hereto fairly allocate the risks in light of the ability of the parties to investigate the Company, its affairs and its business in order to assure that adequate disclosure has been made in the Registration Statement, the General Disclosure Package and the Prospectus (and any amendments and supplements thereto), as required by the Securities Act and the Exchange Act.

[Signature pages follow]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Underwriters and the Company in accordance with its terms.

Very truly yours,

SALESFORCE.COM, INC.

By:	/s/ Amy Weaver
Title:	President and Chief Financial Officer

CONFIRMED AND ACCEPTED,

as of the date first above written:

CITIGROUP GLOBAL MARKETS INC.

BOFA SECURITIES, INC.

J.P. MORGAN SECURITIES LLC

For themselves and as Representatives of the other Underwriters named in Schedule A hereto.

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Brian Bednarski
Authorized Signatory

By: BOFA SECURITIES, INC.

By:	/s/ Laurie Campbell
Authorized Signatory

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Robert Bottamedi
Authorized Signatory

[Signature Page to Underwriting Agreement]

SCHEDULE A

	Aggregate Principal Amount of Notes Purchased
Underwriters	2024 Notes	2028 Notes	2031 Notes	2041 Notes	2051 Notes	2061 Notes
Citigroup Global Markets Inc.	$180,000,000	$180,000,000	$270,000,000	$225,000,000	$360,000,000	$225,000,000
BofA Securities, Inc.	180,000,000	180,000,000	270,000,000	225,000,000	360,000,000	225,000,000
J.P. Morgan Securities LLC	180,000,000	180,000,000	270,000,000	225,000,000	360,000,000	225,000,000
Barclays Capital Inc.	65,000,000	65,000,000	97,500,000	81,250,000	130,000,000	81,250,000
Deutsche Bank Securities Inc.	65,000,000	65,000,000	97,500,000	81,250,000	130,000,000	81,250,000
RBC Capital Markets, LLC	65,000,000	65,000,000	97,500,000	81,250,000	130,000,000	81,250,000
Wells Fargo Securities, LLC	65,000,000	65,000,000	97,500,000	81,250,000	130,000,000	81,250,000
BNP Paribas Securities Corp.	30,000,000	30,000,000	45,000,000	37,500,000	60,000,000	37,500,000
MUFG Securities Americas Inc.	30,000,000	30,000,000	45,000,000	37,500,000	60,000,000	37,500,000
Truist Securities, Inc.	30,000,000	30,000,000	45,000,000	37,500,000	60,000,000	37,500,000
U.S. Bancorp Investments, Inc.	30,000,000	30,000,000	45,000,000	37,500,000	60,000,000	37,500,000
Credit Suisse Securities (USA) LLC	18,750,000	18,750,000	28,125,000	23,438,000	37,500,000	23,437,000
Mizuho Securities USA LLC	18,750,000	18,750,000	28,125,000	23,438,000	37,500,000	23,437,000
PNC Capital Markets LLC	18,750,000	18,750,000	28,125,000	23,437,000	37,500,000	23,438,000
TD Securities (USA) LLC	18,750,000	18,750,000	28,125,000	23,437,000	37,500,000	23,438,000
Academy Securities, Inc.	1,667,000	1,667,000	2,500,000	2,083,000	3,334,000	2,083,000
CastleOak Securities, L.P.	1,667,000	1,666,000	2,500,000	2,083,000	3,333,000	2,084,000
Siebert Williams Shank & Co., LLC	1,666,000	1,667,000	2,500,000	2,084,000	3,333,000	2,083,000

Total	$1,000,000,000	$1,000,000,000	$1,500,000,000	$1,250,000,000	$2,000,000,000	$1,250,000,000

Sch A

SCHEDULE B

Issuer Free Writing Prospectuses

1.	Pricing Term Sheet

Sch B

SCHEDULE C

Electronic Road Shows and Other Written Communications

1.	Investor Presentation available to investors on NetRoadshow.com

Sch C

SCHEDULE D

SALESFORCE.COM, INC.

PRICING TERM SHEET

[Attached]

Sch D

Filed Pursuant to Rule 433

Registration Statement No. 333- 251123

Issuer Free Writing Prospectus dated June 29, 2021

Relating to Preliminary Prospectus Supplement dated June 29, 2021

SALESFORCE.COM, INC.

PRICING TERM SHEET

June 29, 2021

$1,000,000,000 0.625% Notes due 2024

$1,000,000,000 1.500% Notes due 2028

$1,500,000,000 1.950% Notes due 2031

$1,250,000,000 2.700% Notes due 2041

$2,000,000,000 2.900% Notes due 2051

$1,250,000,000 3.050% Notes due 2061

Issuer:	salesforce.com, inc.

Title

0.625% Notes due 2024 (the “2024 Notes”)

1.500% Notes due 2028 (the “2028 Notes”)

1.950% Notes due 2031 (the “2031 Notes”)

2.700% Notes due 2041 (the “2041 Notes”)

2.900% Notes due 2051 (the “2051 Notes”)

3.050% Notes due 2061 (the “2061 Notes”)

Ratings (Moody’s / S&P)*:	A2 (stable outlook) / A+ (stable outlook)

Principal Amount:	2024 Notes: $1,000,000,000 2028 Notes: $1,000,000,000 2031 Notes: $1,500,000,000 2041 Notes: $1,250,000,000 2051 Notes: $2,000,000,000 2061 Notes: $1,250,000,000

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Maturity Date:	2024 Notes: July 15, 2024 2028 Notes: July 15, 2028 2031 Notes: July 15, 2031 2041 Notes: July 15, 2041 2051 Notes: July 15, 2051 2061 Notes: July 15, 2061

Coupon (Interest Rate):	2024 Notes: 0.625% 2028 Notes: 1.500% 2031 Notes: 1.950% 2041 Notes: 2.700% 2051 Notes: 2.900% 2061 Notes: 3.050%

Yield to Maturity:	2024 Notes: 0.642% 2028 Notes: 1.578% 2031 Notes: 1.982% 2041 Notes: 2.736% 2051 Notes: 2.914% 2061 Notes: 3.064%

Spread to Benchmark Treasury:	2024 Notes: 18 basis points 2028 Notes: 33 basis points 2031 Notes: 50 basis points 2041 Notes: 70 basis points 2051 Notes: 80 basis points 2061 Notes: 95 basis points

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Benchmark Treasury:

2024 Notes: 0.250% due June 15, 2024

2028 Notes: 1.250% due June 30, 2028

2031 Notes: 1.625% due May 15, 2031

2041 Notes: 2.250% due May 15, 2041

2051 Notes: 1.875% due February 15, 2051

2061 Notes: 1.875% due February 15, 2051

Benchmark Treasury Price and Yield:	2024 Notes: 99-121/8 / 0.462% 2028 Notes: 100-00+ / 1.248% 2031 Notes: 101-10 / 1.482% 2041 Notes: 103-15+ / 2.036% 2051 Notes: 94-24 / 2.114% 2061 Notes: 94-24 / 2.114%

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2022

Record Dates:	January 1 and July 1

Price to Public:	2024 Notes: 99.949% 2028 Notes: 99.484% 2031 Notes: 99.711% 2041 Notes: 99.448% 2051 Notes: 99.721% 2061 Notes: 99.678%

Trade Date:	June 29, 2021

Expected Settlement Date:	July 12, 2021 (T+8)

Optional Redemption:

Prior to the applicable Par Call Date (described below), make-whole call at Treasury rate plus 3 basis points, in the case of the 2024 Notes, 5 basis points, in the case of the 2028 Notes, 10 basis points, in the case of the 2031 Notes, 12.5 basis points, in the case of the 2041 Notes, 15 basis points, in the case of the 2051 Notes, and 15 basis points, in the case of the 2061 Notes.

Par call at any time on or after the applicable Par Call Date.

Sch D

Par Call Date

2024 Notes: July 15, 2022 (two years prior to the maturity date of the 2024 Notes)

2028 Notes: May 15, 2028 (two months prior to the maturity date of the 2028 Notes)

2031 Notes: April 15, 2031 (three months prior to the maturity date of the 2031 Notes)

2041 Notes: January 15, 2041 (six months prior to the maturity date of the 2041 Notes)

2051 Notes: January 15, 2051 (six months prior to the maturity date of the 2051 Notes)

2061 Notes: January 15, 2061 (six months prior to the maturity date of the 2061 Notes)

Special Mandatory Redemption:

If (x) the consummation of the acquisition of Slack Technologies, Inc. by the Company or its subsidiaries (the “Mergers”) does not occur on or before June 1, 2022 or (y) the Company notifies the trustee that it will not pursue the consummation of the Mergers, the Company will be required to redeem the 2024 Notes, the 2031 Notes, the 2041 Notes, the 2051 Notes and the 2061 Notes, at a redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date.

The 2028 Notes will not be subject to Special Mandatory Redemption.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

CUSIP / ISIN:

2024 Notes: 79466LAG9 / US79466LAG95

2028 Notes: 79466LAH7 / US79466LAH78

2031 Notes: 79466LAJ3 / US79466LAJ35

2041 Notes: 79466LAK0 / US79466LAK08

2051 Notes: 79466LAL8 / US79466LAL80

2061 Notes: 79466LAM6 / US79466LAM63

Sch D

Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Barclays Capital Inc. Deutsche Bank Securities Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:

BNP Paribas Securities Corp.

MUFG Securities Americas Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Credit Suisse Securities (USA) LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

Academy Securities, Inc.

CastleOak Securities, L.P.

Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each rating should be evaluated independently of any other rating.

We expect that delivery of the notes will be made against payment therefor on or about July 12, 2021, which will be the eighth business day following the date of the pricing of the notes (such settlement being referred to as “T+8”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle in T+8, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

The issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer will arrange to send you the prospectus and the prospectus supplement if you request it by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, toll-free at 1-800-831-9146 or email: prospectus@citi.com; BofA Securities Inc. toll-free at 1-800-294-1322 or dg.prospectus_requests@bofa.com; or J.P. Morgan Securities LLC collect at 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

Sch D

SCHEDULE E

Significant Subsidiaries

Legal Entity	Entity Country
salesforce.com, inc.	United States
MuleSoft, LLC	United States
SFDC Ireland Limited	Ireland
Salesforce UK Limited	United Kingdom
salesforce.org, LLC	United States

Sch E